August 22, 2006

Ping'an Wu
Chief Exeutive Officer
China Properties Developments, Inc.
89 Chang'an Middle Rd.
Yangming International Tower, Flrs. 26/27
Xi'an, China 710061

Re: **China Properties Developments, Inc.**
        Preliminary Information Statement on Schedule 14C
        Registration No. 0-50637
        Filed on July 31, 2006

Dear Mr. Wu:

This is to advise you that we have performed a limited review of the Preliminary Information Statement on Schedule 14C noted above and have the following comments:

1.   Please advise us as to the number of shareholders that have agreed to vote for the actions enumerated in your Information Statement. Also, please explain to us whether consents were obtained from these shareholders or how the company became aware of their intention to vote in favor of the proposals to be presented. Finally, advise us as to why the process of obtaining these commitments did not constitute a solicitation of proxies. We refer to Rule 14(a)(1)(l) of Regulation 14A.

2.   We note your statement in the "Introduction" section that quorum requirements may be met by individuals present in person "or represented by proxy." Since you are not seeking proxies, please revise to remove this text.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel